Exhibit 99.1

Former GE Healthcare executive to join Cellect as Chief Business Officer.

Andrew Sabatier, formerly the US Sales and Market Development Leader for GE Cell Therapy, will be heading up the commercialization of Cellect Apograft™ technology, as well as new business development.

Dr. Shai Yarkoni, Cellect CEO commented:

“We are now focusing on building the strongest team possible for the commercialization of our technology. Andrew is one of the most experienced and respected sales executives in this industry with a proven track record of successfully commercializing cell therapy products. We welcome him to our team.”

Tel Aviv, Israel – May 10, 2018 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell manufacturing technology, announced that it will open a U.S. center of operations to be led by Andrew Sabatier.

Mr. Sabatier has over 20 years of experience in the Biotechnology/Life Sciences market, most recently with GE Cell Therapy, as the Sales and Market Development Leader for the US and Canada.

Prior to GE, from 2010 to 2017, Mr. Sabatier was the VP of Sales of BIOSAFE America, which was acquired by GE. He was responsible for creating the foundation committed to developing the cell processing market, which became the largest market for BIOSAFE, and is currently the cornerstone of GE’s cell therapy business. He has managed U.S. commercial operations and built, trained and developed international sales teams across Asia, South America, Europe, Canada, and the United States. Prior to joining BIOSAFE, Mr. Sabatier served in sales roles with Independent Health Care Consulting, Gambro, Genzyme, Cook Medical and Toshiba. He is the winner of multiple awards and holds a Bachelor of Arts and International Relations degree from the Boston University, MA.

“Cellect is a leader in Regenerative Medicine enabling technology”, commented Mr. Sabatier; “We see an upcoming surge in demand for stem cells as raw material for a wide range of soon to be FDA approved novel therapies. It is a multi-billion-dollar potential business and a new industry in the making. I am happy to be a part of this journey to bring 21st century remedies to millions of patients worldwide.”

Stem cells are the building blocks and raw material of 21st century regenerative medicine enabling a world where damaged tissues and organs may be replaced and regenerated rather than fixed with drugs, radiation and surgery. However, up to 50 percent of stem cell transplant procedures, such as bone marrow transplants and others, result in life-threatening rejection disease and other immune responses such as Graft-versus-Host-Disease (GvHD). Collect’s technology aims at turning stem cell transplantations into an efficient, safe and affordable procedure by reducing the associated severe side effects and simplifying the process. While novel cell-therapy treatments show great promise, scalability of such treatments at a safe, simple and affordable cost structure remains a challenge.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444